Exhibit 12.2
Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS — Unaudited
(Dollars in Millions)

	Year Ended December 31
	2005	2004	2003	2002	2001
Portion of rentals representing interest	$62	$57	$63	$66	$54

Capitalized interest, including discontinued operations	83	48	41	16	27

Other interest and fixed charges, including discontinued operations	240	279	270	316	349

Total fixed charges (A)	$385	$384	$374	$398	$430

Earnings-pretax income with applicable adjustments (B)	$4,618	$2,843	$2,422	$1,446	$3,365

Ratio of (B) to (A)	11.99	7.40	6.48	3.63	7.83